Lightspeed to Participate in Upcoming Investor Conference

MONTREAL, September 7, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced its participation in the Piper Sandler Growth Frontier Conference. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation time on the Company's Investor Relations website at investors.lightspeedhq.com.  Details for the event are as follows:

Piper Sandler Growth Frontier Conference

Date: Tuesday, September 13, 2022
Time: 2:30 pm CT / 3:30 pm ET
Location: Virgin Hotels Nashville, Tennessee

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter
Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.